MAITLAND & COMPANY

Barristers and Solicitors

700 - 625 Howe Street

     Telephone:  (604) 681-7474

Vancouver, B.C.

      Facsimile:  (604) 681-3896

V6C 2T6

 e-mail:  seifert@maitland.com

_____________________________________________________________________________________

File: 05023

June 15, 2006

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:

Larry Spirgel, Assistant Director

Dear Sirs:

Re:

Cliff Rock Resources Corp. (the “Company”)

Registration Statement on Form SB-2

Filed May 30, 2006

File Number: 333-131081

We are Canadian counsel for the Company, and represent it for the purposes of this filing.

Enclosed is a revised Form SB-2 with the changes made to our May 30, 2006 submission, highlighted for your convenience.  The clean revised document has been filed on EDGAR, along with a highlighted copy and a copy of this response letter.

The audited financial statements to September 30, 2005 with unaudited financial information to March 31, 2006 now contain a subsequent event note.  The amended financial statements are contained in the SB-2.

We have the following responses to your letter of May 4, 2006 which was addressed to the Company.  The page references are based on the highlighted copy.

General

(a)

The cover page now shows “Amendment No. 3” and the SB-2 has been redated June 15, 2006 where applicable.

(b)

Currency Exchange Rate Information has been updated.  See page 14.

(c)

A new Exhibit 23.6 has been added.  See page 28.

Item 16:  Description of Business

Geological Exploration Program in General

1.

We have added a specific risk factor with regard to weather conditions at the IQUE Claim, and added disclosure elsewhere in the SB-2.  See pages 2, 4 and 16.

Item 17:  Plan of Operations

2.

We have made amendments to the first two sentences under “Item 26: Recent Sales of Unregistered Securities” on page 26 of the SB-2.

Please note that the outstanding $3,750 was received by our firm into trust on June 14, 2006.  This problem arose because of what appears to be the deposit by the Company’s bank of the original $3,750 into a wrong account.  Considerable effort has been made by the Company to rectify this error, but to date this effort has been unsuccessful.  However, new monies were received into our trust account yesterday from the shareholder.  Accordingly, we feel there is no need to respond to the issue raised in Note 2 of your comment letter regarding the appropriateness of registration for resale on the SB-2 of the subject shares.

Part II

Undertakings

3.

We have revised the undertakings.  See page 29.

We trust the above, when read with the amended Form SB-2, satisfactorily responds to your comments.

Yours very truly,

MAITLAND & COMPANY

   “Michael Seifert”

Michael Seifert

encls.